SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.

Colonia Bella Vista

Monterrey, Nuevo León 64410

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

By:	/s/ Carlos Eduardo Aldrete Ancira
Carlos Eduardo Aldrete Ancira
General Counsel

Date: May 24, 2013

Fomento Económico Mexicano, S.A.B. de C.V. (the “Company”) hereby designates this report on Form 6-K as being incorporated by reference into its Registration Statement on Form F-3 (No. 333-187806) filed with the Securities on Exchange Commission on April 8, 2013.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Underwriting Agreement between the Company and Banco Bilbao Vizcaya Argentaria, S.A., Citigroup Global Markets Inc. and Goldman Sachs & Co., dated May 7, 2013.

1.2	First Supplemental Indenture, dated as of May 10, 2013, among the Company, as Issuer, and The Bank of New York Mellon, as Trustee, Security Registrar, Paying Agent and Transfer Agent, and The Bank of New York Mellon SA/NV, Dublin Branch, as Irish Paying Agent (previously filed as Exhibit 1.4 to the Company’s Registration Statement on Form 8-A (File No. 001-35934) on May 17, 2013, and incorporated by reference herein).